October 16, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE, Mail Stop 4561

Washington, D.C. 20549

ATTN:	Mr. Kevin Vaughn Mr. Michael Volley

RE:	Cadence Financial Corporation Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 14, 2007 File No. 001-15773

Dear Mr. Vaughn and Mr. Volley:

This letter is in response to the comments contained in your letter to Cadence Financial Corporation (“we,” “our,” or the “Corporation”) dated October 4, 2007, transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced annual report on Form 10-K (the “Form 10-K”). The numbered paragraph below corresponds to the numbered comment in your letter.

Note A – Summary of Accounting Policies, 5. Loans, page 47

1.	Please refer to comment 7 in our letter dated August 30, 2007. Your response states that you sell loans in the secondary market. Please revise to:

(a)	Disclose the amount of loans held for sale at each balance sheet date.

(b)	Disclose your accounting policy related to these loans including where you present them in the balance sheet and where the cash flows from originating and selling these loans are presented in the statement of cash flows.

(c)	Describe the method you use to determine the lower of cost or fair value for your loans held for sale.

(d)	Explain how you determine which loans are initially accounted for as held for sale or are later transferred to the held for sale classification.

(e)	Reconcile the changes in loans held for sale balances to the amounts presented in the statement of cash flows.

(a)	In response to your comment, the amount of loans held for sale as of December 31, 2006 and 2005 were $4,392,000 and $1,015,000, respectively.

(b)	In response to your comment, loans held for sale are included in the “Loans” caption on our consolidated balance sheets. The change in the balance of loans held for sale is reflected in the “(Increase) decrease in loans” caption in the investing activities section of our statements of cash flows.

In accordance with the Commission’s guidance in Section II.Q.4. of the Current Accounting and Disclosure Issues in the Division of Corporation Finance outline dated November 30, 2006, in future filings, we will classify the net change in the balance of loans held for sale separately in the operating activities section of our statements of cash flows. For the years ending December 31, 2006, 2005, and 2004, those amounts are ($3,377,000), $2,284,000, and ($1,899,000), respectively.

(c)	In response to your comment, we contract with investors for the sale of each individual loan. The loans are underwritten to the standards of the investors, and are already sold when they are closed and funded to the borrower. Our loans held for sale are these loans which have closed but for which we have not received funds from the investor. Therefore, the loans are held on our balance sheet at their selling prices.

(d)	As described in our response to comment (c) above, the loans are already committed to the investor when they are funded; therefore, they are never classified in the loans held for investment account.

(e)	Please see our response to item (b) above.

Cadence acknowledges that:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please contact me at (662) 324-4258.

Sincerely,

/s/ Richard T. Haston
Richard T. Haston
Executive Vice President and Chief Financial Officer